Filed by FPL Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group, Inc.
Commission File Number: 1-8841

Creating the Premier
Competitive Energy Company

Investor Presentation

December 19, 2005

Safe Harbor Language

This presentation includes “forward-looking statements” within the meaning of the Private
Securities Litigation Reform Act of 1995.  These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of closing of the proposed merger, integration plans, expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believe,” “could,” “estimated,” “may,”
“plan,” “potential,” “projection,” “target,” “outlook”) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group, Inc. (FPL Group) or Constellation
Energy Group, Inc. (Constellation Energy) stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both FPL
Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the
Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger.  Readers are cautioned not to place undue reliance on these forward-
looking statements, which speak only as of the date of this presentation.  Neither Constellation
Energy nor FPL Group undertakes any obligation to publicly release any revision to its forward-
looking statements to reflect events or circumstances after the date of this presentation.

Use Of Non-GAAP Financial Measures

It is important to recognize that in certain instances in this presentation we have adjusted actual financial results, prepared in accordance with generally accepted accounting principles (GAAP), for certain items, including special items (which are defined as items not related to the ongoing, underlying business or which distort comparability of results) and certain economic, non-qualifying hedges.  We have also provided earnings estimates in terms of adjusted earnings, excluding special items and certain economic, non-qualifying hedges.  We believe that the resulting adjusted, non-GAAP information provides a picture of results that is comparable among periods since it excludes the impact of items, the size and nature of which can make period to period comparisons difficult and potentially confusing.  However, investors should note that non-GAAP measures involve judgments by management.  We note that such information is not in accordance with GAAP and should not be viewed as an alternative to GAAP information.  A reconciliation of adjusted information to GAAP is included either on the slide where the information is appears or in
the appendix to this presentation.   These slides are only intended to be reviewed in
conjunction with the oral presentation to which they relate.

Non-Solicitation

This communication is not a solicitation of a proxy from any security holder of FPL Group or Constellation Energy.
Constellation Energy intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction.  WE URGE INVESTORS
TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS
WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
FPL GROUP, CONSTELLATION ENERGY, AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov.  In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Constellation
Energy, Shareholder Services, 750 E. Pratt Street, Baltimore, MD 21201, or from FPL Group, Shareholder
Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408-0420.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy, and their respective directors and executive officers of FPL Group and
Constellation Energy and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group’s directors and executive officers is available in its proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation
Energy’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation
Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the the date of the filing of the 2005 definitive proxy statement, can be found in the Company’s filing on Form 10-Q dated
August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Agenda

All

Q&A

Follin Smith

Financials

Lew Hay

Conclusion

Mayo Shattuck

A Unique Growth Platform

Lew Hay

Introduction and Overview

Presenter

Topic

Introduction and Overview

Today We Are Announcing Our Agreement To
Merge Our Two Companies

40.6

$28.0

$1,576

$26.5

16,550

22,040

3,211

32,722

8,228

45,194

5.5

Note: Combined amounts exclude the effects of synergies, as well as purchase accounting, which are expected to be favorable

(1) As of 9/30/05

(2) Generation capacity as of 12/5/05 plus 419 MW for Duane Arnold, which is expected to close in the first quarter of 2006

(3) Trailing 12-months as of 9/30/05

(4) Source: Bloomberg as of 12/16/05

See appendix

Enterprise Value (billions) (4)

Market Capitalization (billions) (4)

Adjusted Earnings (millions) (3)

Revenue (billions) (3)

Retail Competitive Supply (Peak MWs) (1)

Wholesale Competitive Supply

(Peak MWs) (1)

        Wind (MWs)

        Fossil (MWs)

        Nuclear (MWs) (2)

Generation – Owned Capacity (MWs) (2)

Regulated Electric Customers (millions) (1)

$25.6

$17.0

$992

$11.3

1,000

2,000

3,211

25,112

4,434

33,333

4.3

$15.0

$11.0

$584

$15.2

15,550

20,040

-

7,610

3,794

11,861

1.2

Key Transaction Terms

Structure:

Modified merger of equals

1 share of FPL Group converted to 1 share of Constellation Energy after the merger

1 share of Constellation Energy converted to 1.444 shares of Constellation Energy after the merger

Consideration:

100% stock

Premium:

Approximately 15% to Constellation Energy shareholders (1)

Ownership: (2)

Approximately 60% FPL Group shareholders

Approximately 40% Constellation Energy shareholders

Name:

Constellation Energy

Management:

Lew Hay to become chief executive officer

Mayo Shattuck to become chairman of the board

Board Members:

9 nominated by FPL Group, 6 nominated by Constellation Energy

Headquarters:

Dual corporate headquarters

Competitive energy in Baltimore, MD

Florida Power & Light in Juno Beach, FL

Baltimore Gas and Electric in Baltimore, MD

Fossil and renewable generation in Juno Beach, FL

(1) 20-day average CEG share price of $53.44 and FPL share price of $42.39 ending 12/13/05

(2) Estimated based on shares outstanding at 12/16/05

Organizational Structure

Board of Directors

       Mayo Shattuck        –          Chairman

              Lew Hay                 –             Director

  Non-executive (13)   –          Directors

Chief Executive Officer

Lew Hay

Competitive Energy
(Market-Facing

Retail & Wholesale)

Mayo Shattuck

Regulated Utilities

& Generation

Jim Robo

Chief Financial
Officer& Chief
Admin. Officer

Follin Smith

Transition &
Integration

Moray Dewhurst

Florida Power &
Light

Armando Olivera

Baltimore Gas and
Electric

Ken DeFontes

The New Entity: A Unique And Compelling
Combination

The premier competitive energy
provider offering attractive growth
and a balanced, moderate risk
posture…

Wholesale

Retail

Generation

+

+

Florida
Power &
Light

Baltimore
Gas &
Electric

Corporate Strengths & Skills

+

…a solid base of stable, growing
earnings and cash flow…

…built on the strongest balance
sheet in the industry

+

+

Building The Leading Platform In The Competitive
Energy Sector

Diverse Customer Mix

Fuel Mix

Renewables

Dispatch

Point

Purchased

Power

Customer

Size

Customer

Geography

Contract

Length

Diverse Supply Base

Pre-eminent hedging,

portfolio optimization and

risk management platform

Owned Generation

CECIL COUNTY
CARROLL COUNTY
BALTIMORE COUNTY
HARFORD COUNTY
FREDERICK COUNTY
HOWARD COUNTY
MONTGOMERY COUNTY
ANNE ARUNDEL COUNTY
PRINCE GEORGE'S COUNTY
WASHINGTON, D.C.
CALVERT COUNTY
BGE TERRITORY SERVED WITH ELECTRICITY
BGE TERRITORY SERVED WITH GAS AND ELECTRICITY
BGE TERRITORY SERVED WITH GAS

12

Building A Bigger, Stronger, And More Diversified
Regulated Utility Business

FPL’s Florida Service Territory

BGE’s Maryland Service Territory

(1) As of 9/30/05

(2) Trailing 12-months ended 9/30/05

3%

$788

$11.2

-

4.3

1.0% - 1.5%

Long-term volume growth
(customers & usage)

$168

Net income (millions) (2)

$3.0

Rate base (billions) (1)

0.6

Gas customers (millions)

1.2

Electric customers (millions)

Attractive utility growth profile

Constructive regulatory environment

Earnings and regulatory balance

Benefits To Regulated Utility Customers

Balance sheet strength

Modest direct cost savings through leveraging
utility expertise across a larger platform

Opportunities to improve reliability through best
practices sharing

Mutual support

Nuclear scale

Coal expertise to Florida

Florida  -
Benefits
to
Customers

Maryland –
Benefits
to
Customers

Growth Will Be Further Enhanced By Meaningful
Synergies

Best practice sharing

Purchasing leverage

Utility Operations

Larger balance sheet

Continued growth in related commodities

Capital Deployment Opportunities

Consolidated staff and transaction
processing support

Corporate

Jointly managed fleet operation

Purchasing leverage

Generation

Jointly managed competitive supply
organization

Competitive Supply Operations

Balanced footprint and portfolio scale

Increased Revenue/Gross Margin

We Will Have The Financial Strength And
Flexibility To Support Our Business

Financial Strength

Balanced Business Mix

Regulated / Deregulated

Generation technologies and fuel

Geography

$57 billion of total assets (1)

$4.5 billion to $5.0 billion of cash flow from operations (2)

Combined estimated debt to total capital of 40% - 42% (3)

Note: Combined amounts exclude the effects of synergies, as well as purchase accounting, which are expected to be favorable

(1)

At 9/30/05

(2)

Combined estimate for full-year 2007

(3)

Combined estimate at 12/31/07. Includes certain adjustments to capital structure that credit rating agencies consider in the evaluation of credit ratings. On an unadjusted basis, debt to total capital is estimated at 43% to 45%.

See appendix

#2                          Regulated Electric Customers (5.5 million)

Creating A New FORTUNE 100 Company And An
Industry Leader

#1                          Wholesale Competitive Supplier (22,040 MWs)

#1                          Retail Competitive Supplier (16,550 MWs)

#1                       U.S. Generation (45,194 MWs)

#1                          Wind Generation (3,211 MWs)

#3                          Nuclear Generation (8,228 MWs) (1)

(1)  Nuclear generation capacity as of 12/5/05 plus 419 MWs for Duane Arnold, which is expected to close by the first quarter 2006

A Unique Growth Platform

Diverse Channels Of Growth Create Value For
All New Constellation Energy Shareholders

The building blocks of growth

Shareholder value-focused management team

Invest in strategically-relevant opportunities that match the generation asset and skill base

New Capital Deployment

+

Florida Power & Light

Baltimore Gas and Electric

Strong economic growth in Florida

Leverage scale of combination/best practices

Retail Competitive Supply

Market share gains in high growth markets

Growth of switched markets

+

Wholesale Competitive Supply

Generation Growth

Existing Generation

EBIT Expansion

Share gains in wholesale power markets

Continued expansion into other commodities (gas & coal)

Margin expansion driven by portfolio scale and regional optimization

Wind and other renewable expansion

New nuclear as market develops

Re-hedging at current market prices

Continued incremental productivity

Operational synergies

+

+

+

+

Combination Of Top-Performing Utilities

$176

(Ranks #1 of 91)

102

Top quartile

3.0%

Florida Power
& Light

103

Top quartile

Focus on customer satisfaction

(2005 J.D. Powers Residential Survey)

$249

(Ranks #8 of 91)

Low-cost operations

(Electric O&M $ per customer) (1)

1.0% - 1.5%

Healthy long-term volume
growth (customer & usage)

Baltimore Gas
and Electric

(1) Source: RDI based on FERC Form 1 data

Growth In Florida

FPL Delivered Sales CAGR 3.4%

Net Income CAGR 5.3%

300

400

500

600

700

800

900

93

94

95

96

97

98

99

00

01

02

03

04

0

10

20

30

40

50

60

70

80

90

100

110

Earnings

Sales

Delivered
Sales
(Billions
kwhs)

Net Income
($ millions)

Generation Margin Expansion Before Synergies

Constellation Energy –

Mid-Atlantic Fleet

FPL Energy –

Merchant Generation

(1) A revenue sharing agreement with previous owners begins upon PPA expiration

(2) Expected to close in the first quarter of 2006

(3) Excludes planned uprate of 17% in 2006

See appendix

1.2

1.0

0.8

0.8

0.5

0.8

1.0

1.3

2005

2006

2007

2008

Gross
Margin
($ billions)

1.0

0.9

0.7

0.7

0.6

0.7

0.8

0.9

1.0

1.1

2005

2006

2007

2008

Gross
Margin
($ billions)

Other gross margin expansion opportunities

Productivity initiatives to increase output

Future PPA expirations

August 2009

Nine Mile Point Unit 1 (620 MWs)

November 2011

Nine Mile Point Unit 2 (941 MWs) (1)

February 2014

Duane Arnold (419 MWs) (2)

August 2014

Ginna (498 MWs) (3)

FPL Group Wind Growth

Historical

Projected

4,460 - 4,710

3,835 - 3,960

3,211

2,758

2,720

1,745

1,421

578

460

0

1,000

2,000

3,000

4,000

5,000

99

00

01

02

03

04

05E

06E

07E

MW

Wholesale Competitive Supply Growth
(Constellation Energy Only)

Attractive growth track record with modest capital requirements

See appendix

197

271

387

150

200

250

300

350

400

450

500

550

600

650

700

2002

2003

2004

2005

2006

Historical

Projected

Gross
Margin
($ millions)

Retail Competitive Supply Growth
(Constellation Energy Only)

Relative market share > 2x

Gross Margin (Historical)

Gross Margin (Projected)

Market Share (Historical)

Market Share (Projected)

See appendix

178

269

16%

21%

24%

100

200

300

400

500

2003

2004

2005

2006

Gross
Margin
($ millions)

0%

5%

10%

15%

20%

25%

30%

Market
Share
(%)

Complementary Merchant Business Strengths

Constellation

Energy

FPL Group

Both

Highest load serving
market share

Generation assets in
NEPOOL / ERCOT

Focus on cost and
operational efficiency

Strong wind
position

Strong nuclear
capability

Leading risk
management
expertise

A Unique Blending Of Related And
Complementary Assets And Skills

(1) Negative outlook

BBB / Baa1 / A-

A(1)/ A2 / A

Credit Ratings – S&P / Moody’s / Fitch (as of 12/16/05)

Regulated Utility Operations (customers)

                - Renewables

                - Nuclear

                - Total

Generation Operations (MWs)

Wholesale Competitive Supply Operations (gross margin)

Retail Competitive Supply Operations (peak MWs)

Constellation

Energy

FPL

Group

Complementary Generation and Customer
Businesses

FPL Group

Constellation Energy

ERCOT

NEPOOL

PJM

Combined

Peak

Load
Served (1)

Generation (2)

Generation (2)

Generation (2)

1,500

900

600

3,679

2,793

1,159

6,300

9,800

13,200

800

-

6,413

7,800

10,700

13,800

4,479

2,793

7,572

(MW)

(MW)

(MW)

(MW)

(MW)

(MW)

Constellation Energy’s customer market shares combined with FPL Group’s deregulated assets create a balanced footprint

TOTAL

3,000

7,631

29,300

7,213

32,300

14,844

Peak

Load
Served (1)

Peak

Load
Served (1)

(1) Peak load served as of 9/30/05

(2) Generation megawatts as of 12/5/05

Value Of Constellation Energy’s Competitive
Supply Portfolio Scale

476

508

621

703

48

93

122

165

-

100

200

300

400

500

600

700

800

2003A

2004A

2005E

2006E

Portfolio
Size –
Backlog

($ millions)

0

25

50

75

100

125

150

175

200

PM&T
Gross
Margin

($ gross
margin in
millions)

Portfolio Scale

PM&T Gross Margin

Other Complementary Competitive Skills

Pairing FPL Group’s leading wind business with
Constellation Energy’s retail business

Ability to market “green” products

Applying FPL Group’s Qualifying Facility restructuring
expertise to Constellation Energy’s Qualifying Facilities

Marrying Constellation Energy’s gas expertise with FPL
Group’s Texas and New England deregulated gas plants

Financials

2007 Baseline: 16% Annual Growth Over 2005

Utility

New
Wind

Fleet
Repricing

Wholesale
Comp.
Supply

Retail
Comp.
Supply

2005 (1)

2007 (1)

Note: Note: Combined amounts exclude the effects of synergies, as well as purchase accounting, which are expected to be favorable

(1)        Assumes midpoints of FPL Group and Constellation Energy stand alone management guidance range

See appendix

16% annual growth

Constellation
Energy CTC /
Other

2,150

1,600

(40)

60

100

220

110

100

1,500

1,600

1,700

1,800

1,900

2,000

2,100

2,200

2,300

Combined
Adjusted

Net Income
($ millions)

Balanced Earnings Profile

2007 Combined Estimated  EBIAT (1) Contribution

3%

        Retail competitive supply

54%

Total deregulated operations

Deregulated operations

1%

        Other

12%

        Wholesale competitive supply

21%

        Baseload  plants

17%

        Plants with PPAs (including wind)

Deregulated
operations

54%

FPL

38%

BGE

8%

Note: Note: Combined amounts exclude the effects of synergies, as well as purchase accounting, which are expected to be favorable

(1) Represents earnings before interest but after taxes

See appendix

Synergies

Balanced footprint and portfolio scale drive revenue opportunities

Systems and process alignment and purchasing leverage drive cost opportunities

Enhanced purchasing leverage

Systems commonality

Best practices in process
management

Mutual support

Systems commonality

Scale in corporate functions

Shareholder synergies expected to be at least $200 – $250 million pre-tax by third year of combination

Increased scale to mid- and back-
offices

Systems commonality

Reduced transaction costs

Front office realignment

Increased scale in nuclear

Enhanced purchasing leverage

Fleet maintenance and reliability
programs

Best practices alignment

Competitive Supply

Generation Operations

Utility Operations

Corporate Overhead

Growing Dividends

Significant value to Constellation Energy shareholders

through 53% dividend increase

1.444

Exchange ratio

$1.34

Current Constellation Energy 2005 dividend

53%

Effective Constellation Energy dividend increase

(post-closing) (1)

$1.42

Current FPL Group 2005 dividend

(1) Dividends are based on current levels and do not contemplate changes that either board may consider prior to closing

Premium received $1.5 billion

Value of synergies $1.0 - $1.4
billion

Enhanced P/E

Increased dividend

Premium paid $1.5 billion

Value of synergies $1.5 - $2.1
billion

Immediately accretive to
earnings

Value Capture To Shareholders

Transaction creates significant value for both FPL Group

and Constellation Energy shareholders

FPL Group Shareholders

Constellation Energy

Shareholders

Commitment To Credit Quality

Debt / Total Capital

Funds from Operations / Interest Coverage

2007

40% - 42%

6.0x - 6.5x

31% - 33%

Funds from Operations / Total Debt

Combined Estimated Key Ratios (1)

FPL Group and Constellation Energy believe they will
retain solid investment-grade ratings on a combined basis

(1) Ratios include certain adjustments to capital structure that credit rating agencies consider in the evaluation of credit ratings. On an unadjusted basis, the above ratios are estimated at 29% - 31%, 5.6x - 6.1x, and 43% - 45%,respectively

See appendix

Conclusions

Summary

Compelling opportunity to create U.S. market leading competitive energy provider

Well-matched, complementary contributions from two strong
companies

Multiple channels of growth, balanced by strong base of moderate risk cash flow and earnings

Multiple sources of synergy

Combined entity well-positioned for the opportunities and challenges of the decade ahead

Transaction Timeline

Q4 2005

Q1 2006

Q2 2006

Q3 2006

Q4 2006

Announce
Transaction

Make Regulatory
Filings

File Joint Proxy
Statement

Develop Transition Implementation Plans

Receive Regulatory Approvals

FPL Group &
Constellation
Energy Shareholder
Meetings

Close Transaction

Major regulatory filings

Federal Trade Commission

Department of Justice

Federal Energy Regulatory Commission

Nuclear Regulatory Commission

Maryland Public Service Commission

Florida Public Service Commission  (Notice Only)

Shareholder Value Focus (Stock Price Appreciation)

CEG +112%

FPL +52%

S&P 500 +10%

Two management teams with proven records of delivering
shareholder value

S&P Elec +36%

(50%)

(25%)

0%

25%

50%

75%

100%

125%

150%

2/
28/
02

4/
30/
02

6/
30/
02

8/
30/
02

10/
30/
02

12/
30/
02

3/
1/
03

5/
1/
03

7/
1/
03

8/
31/
03

10/
31/
03

12/
31/
03

3/
1/
04

5/
1/
04

7/
1/
04

8/
31/
04

10/
31/
04

12/
31/
04

3/
2/
05

5/
2/
05

7/
2/
05

9/
1/
05

11/
1/
05

Appendix

Constellation Retail Electricity or Natural Gas

Constellation/FPL Retail Electricity or Natural Gas

Source: Company Website and Presentations

Constellation also has 9 MW of geothermal generation in Nevada.

FPL also has 150MW of petro in Massachusetts, 49MW of natural ga

s in South Carolina and 145MW of natural gas in New

Jersey. In addition, FPL has 509MW under construction including

Weatherford Expansion (wind

–

41MW), Duane Arnold (nuclear

-

419MW, reflected in map under Iowa) and Wilton Wind Energy

Center (wind

-

50MW)

•

Gas (507)

•

Renew (713)

•

Coal (44)

•

Gas (800)

New Mexico

204 MW

•

Renew (204)

Florida

20,204 MW

•

Gas (5,595)

•

Petro (10,778)

•

Nuc (2,939)

•

Coal (232)

•

Oil (660)

•

Coal (639)

Georgia

639 MW

•

Gas (965)

Illinois

965 MW

•

Renew (139)

•

Nuc (419)

•

Petro (668)

Alabama

668 MW

•

Gas (2,700)

•

Renew (979)

Oklahoma

209 MW

•

Renew (209)

Utah

26 MW

•

Coal (26)

Oregon

325 MW

•

Renew (325)

Wyoming

144 MW

•

Renew (144)

Maryland

5,351 MW

New Hampshire

1,076 MW

•

Nuc (1,076)

North Dakota

62 MW

•

Renew (62)

West Virginia

300 MW

•

Gas (300)

South Dakota

41 MW

•

Renew (41)

Maine

1,017 MW

•

Petro (656)

•

Water (361)

•

Gas (250)

California

1,264 MW

California

969 MW

Iowa

558 MW

Texas

3,679 MW

•

Coal (1,286)

•

Nuc (1,735)

•

Petro (2,017)

•

Gas (249)

•

Other (64)

Rhode Island

550 MW

•

Gas (550)

New York

2,045 MW

•

Nuc (2,045)

West Virginia

66 MW

•

Renew

(66)

New York

110 MW

•

Petro (110)

Wisconsin

30 MW

•

Renew (30)

Minnesota

117 MW

•

Renew (117)

Virginia

879 MW

Virginia

250 MW

•

Petro (879)

Texas

800 MW

•

Gas (830)

•

Coal (65)

•

Water (16)

•

Other (58)

•

Renew (112)

Kansas

112 MW

Pennsylvania

1,137 MW

•

Coal (609)

•

Water (278)

•

Gas (250)

Pennsylvania

948 MW

•

Gas (794)

•

Renew (154)

Constellation Energy

FPL Group

FPL Group

Strong Combined Presence In Key Regions

Synergies

Retained revenue and cost synergies of at least $200 - $250
million by year three

Excludes costs to achieve

Approximately one-third in year one and second third achieved in year two

Accretive to both former Constellation Energy and FPL
Group shareholders in first full year of combined operations, excluding costs to achieve and favorable effects of purchase accounting

Estimate accretion of 6% - 8% after year one, excluding
costs to achieve and favorable purchase accounting

More-Balanced Generation Mix

FPL Group (1)

Nuclear

Other 1%

Coal 3%

Oil / Gas

Wind

33,333 MWs

Balanced fuel, geography and dispatch with improved

load serving capabilities

Capacity

Nuclear

Other 4%

Coal

Constellation Energy (2)

11,861 MWs

Nuclear

Other 2%

Coal

Wind

Oil / Gas

Combined

45,194 MWs

Oil / Gas

(1) As of 12/5/05 plus 419 MWs for Duane Arnold, which is expected to close in the first quarter of 2006

(2) As of 12/5/05

13%

73%

10%

32%

41%

23%

7%

8%

65%

18%

Non-GAAP Financial Measures

Summary of Non-GAAP Measures

Non-GAAP Measure

Slide(s) Where

Used in

Presentation

Most Comparable GAAP Measure

Slide Containing

Reconciliation

Adjusted Net Income

Reported GAAP Net Income

  FPL Group (12 months ended 9/30/05)

7

47

  Constellation Energy (12 months ended 9/30/05)

7

47

  Combined (12 months ended 9/30/05)

7

47

Estimated Adjusted Net Income

Estimated GAAP Net Income

  Combined - Pre Synergies (2005 - 2007)

31

*

Estimated Earnings Before Interest but After Taxes

Estimated GAAP Net Income

  Combined (2007)

32

*

Estimated Credit Quality Ratios - Combined

  Debt/ Total Capital (2007)

15, 36

Debt divided by Total Capitalization

15, 36

  Funds from Operations/ Total Debt (2007)

36

Cash Flow from Operations & Debt

36

  Funds from Operations/ Interest Coverage (2007)

36

Cash Flow from Operations & Interest Expense

36

Adjusted & Projected Gross Margin - Constellation Group

Revenue less purchased fuel & energy expenses

  Mid-Atlantic Fleet (2005 - 2008)

21

*

  Wholesale Competitive Supply (2002 - 2006)

23

48

  Retail (2003 - 2006)

24

48

* We are unable to reconcile our estimated future adjusted earnings to GAAP earnings because we do not predict the future impact of special items and economic, non-qualifying hedges due to the difficulty of doing so.  The impact of special items and economic, non-qualifying hedges could be material to our operating results computed in accordance with GAAP.

Adjusted Net Income

RECONCILIATION: ($s in Millions)

Constellation

Energy

Notes

FPL Group

Notes

Combined

Reported

GAAP

net income

563

$

851

$

1,414

$

Adjustments

    Income from discontinued operations

(16)

a

(16)

    Non-qualified hedges

29

b

141

d

170

    Workforce reduction costs

8

c

8

    Total adjustments

21

141

162

Adjusted

Non-GAAP

net income

584

$

992

$

1,576

$

Constellation Energy Adjustment Notes:

FPL Group Adjustment Notes:

d.  Adjustment to reflect net unrealized mark-to-market losses associated with non-qualifying hedges.

a.  Adjustment to reassign income from discontinued operations associated with Constellation Energy's 2005  sales of its Panama operations and its Oleander generating facility.

b.  Adjustment to remove impact related to economic, non-qualifying hedges of fuel adjustment clauses and gas transport contracts.

c.  Adjustment to remove workforce reduction costs which are considered special items.

Twelve Months Ended 9/30/05

Adjusted & Projected Gross Margin
(Constellation Energy Only)

RECONCILIATION ($s in Millions)

Revenue & Expense Categories

GAAP

Revenues

GAAP

Fuel & Purchased

Energy Expenses

Difference

Adjustments in

Arriving at

Gross Margin

Notes

Gross Margin

(Non-GAAP)

Wholesale Competitive Supply

3,353

$

3,113

240

147

a, b

387

$

Retail

4,280

$

4,011

269

-

n/a

269

$

b. Adjustment to remove $23 million of South Carolina synfuel facility expenses.

Revenue & Expense Categories

GAAP

Revenues

GAAP

Fuel & Purchased

Energy Expenses

Difference

Adjustments in

Arriving at

Gross Margin

Notes

Gross Margin

(Non-GAAP)

Wholesale Competitive Supply

2,704

$

2,553

151

120

c, d

271

$

Retail

2,568

$

2,390

178

-

n/a

178

$

d. Adjustment to remove $23 million related to non-qualified hedges and South Carolina synfuel facility expenses.

Revenue & Expense Categories

GAAP

Revenues

GAAP

Fuel & Purchased

Energy Expenses

Difference

Adjustments in

Arriving at

Gross Margin

Notes

Gross Margin

(Non-GAAP)

Wholesale Competitive Supply

541

$

344

197

-

n/a

197

$

ESTIMATED GROSS MARGIN:

Year Ended December 31, 2004

a. Adjustment to remove $121 million ($576 million of revenues and $455 million fuel and purchased energy expenses) from Mid-Atlantic Fleet and

$3 million from Plants with PPAs of estimated gross margin created through active portfolio management more appropriately categorized as a competitive supply activity.

Constellation Energy is unable to reconcile its projected gross margin because we do not predict the future impact of reconciling items or special items.

Year Ended December 31, 2003

c. Adjustment to reflect $97 million of estimated gross margin created through active portfolio management more appropriately categorized as a competitive supply activity.

Year Ended December 31, 2002